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Exhibit 99.1

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 30, 2014 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon for the year ended December 31, 2013;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to consider a non-binding advisory resolution on the Corporation's approach to executive compensation; and

5.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be considered at the meeting and forms part of this notice.

Shareholders registered at the close of business on March 7, 2014 are entitled to receive notice of and vote at the meeting. Shareholders have a choice of voting by proxy on the internet, by telephone, by mail or by fax using their proxy form or voting instruction form, as applicable, or at the meeting, either in person or by appointing another person to attend the meeting and vote for them. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, or to the Voting Questions & Answers section in the accompanying management proxy circular for more information on the voting methods available to you. Your completed proxy form must be received by our transfer agent and registrar, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Your vote is important. Please read the enclosed materials carefully. If you have any questions about any of the information or require assistance in completing your proxy form, please contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests may be requested to present government-issued or other appropriate identification prior to being permitted to enter the meeting. The Corporation's authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the meeting.

Only shareholders and proxyholders are entitled to vote and participate in the business of the meeting. Persons who are not shareholders or proxyholders who wish to attend the meeting as a registered guest should request permission to attend in advance of the meeting via email to investor.relations@cenovus.com, by telephone to 1-403-766-7711 (toll free in Canada: 1-877-766-2066) or by mail to Investor Relations at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the meeting, including registered guests, may be admitted only with the consent of the Chair of the meeting or with consent of the meeting.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 7, 2014

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  Exhibit 99.1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.